GROGURU, INC.

(a Delaware corporation)

Financial Statements

For the years ended December 31, 2020 and 2019



INDEPENDENT AUDITOR'S REPORT

March 15, 2021

To: Board of Directors, GROGURU, INC.
        Attn: Patrick Henry
Re: 2020-2019 Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of GROGURU, INC. (a corporation organized in Delaware) (the "Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to such consolidated financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

March 15, 2021

GROGURU, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
ASSETS		
Current Assets		
Cash and cash equivalents	$ 483,012	$ 183,770
Accounts receivable, net	59,534	352,691
Inventory	478,586	295,437
Prepaid expenses	30,449	20,015
Other current assets	5,723	--
Total current assets	1,057,305	851,913
Fixed assets, net of accumulated depreciation	164,796	122,693
Security deposits	4,262	--
Total Assets	$ 1,226,363	$ 974,606
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	$ 133,401	$ 265,650
Accrued expenses	102,959	95,216
Deferred revenue	25,865	12,248
PPP loan payable	208,100	--
Convertible notes payable, current portion	2,133,693	--
Derivative liability	439,133	--
Interest payable, current portion	177,225	--
Other current liabilities	7,855	--
Total current liabilities	3,228,231	373,114
SAFE instruments	1,479,314	1,456,007
Convertible notes payable, net of current portion and debt discount	1,495,263	1,561,934
Interest payable, net of current portion	69,764	55,452
Derivative and warrant liability, net of current portion	725,786	439,133
Total Liabilities	6,998,358	3,890,715
STOCKHOLDERS' EQUITY		
Common Stock (50,000,000 shares authorized and 15,217,458 and 13,607,518 shares outstanding as of December 31, 2020 and December 31, 2019), net of offering costs	2,798	2,730
Additional paid-in capital, net of treasury stock	336,598	280,479
Retained deficit	(6,111,391)	(3,199,317)
Total Stockholders' Equity	(5,771,995)	(2,916,109)
Total Liabilities and Stockholders' Equity	$ 1,226,363	$ 974,606

GROGURU, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues	$ 617,986	$ 674,113
Cost of revenues	623,445	471,029
Gross profit	(5,459)	203,084
Operating expenses		
General and administrative	865,781	519,258
Research and development	700,138	695,757
Selling and marketing	846,639	606,175
Total operating expenses	2,412,558	1,821,190
Net Operating Loss	(2,418,017)	(1,618,106)
Interest income (expense), net	(541,677)	(136,507)
Depreciation (expense)	(3,524)	(1,337)
Other income (expense)	51,148	--
Net Loss	$ (2,912,074)	$ (1,755,950)

GROGURU, INC.
STATEMENT OF STOCKHOLDERS' EQUITY/DEFICIT
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Additional Paid-In Capital, net of Treasury Stock	Retained Deficit	Total Stockholders' Equity
	Shares	Par Value			
Balance as of January 1, 2019	**25,185,345**	**$ 2,634**	**$ 231,858**	**$ (1,443,367)**	**$ (1,208,875)**
Issuance of common stock	953,500	95	53,706		53,801
Repurchase of treasury stock			(5,085)		(5,085)
Net loss				(1,755,950)	(1,755,950)
Balance as of December 31, 2019	**26,138,845**	**$ 2,730**	**$ 280,479**	**$ (3,199,317)**	**$ (2,916,109)**
Issuance of common stock	683,276	68	56,119		56,187
Net loss				(2,912,074)	(2,912,074)
Balance as of December 31, 2020	**26,822,121**	**$ 2,798**	**$ 336,598**	**$ (6,111,391)**	**$ (5,771,995)**


GROGURU, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements


	2020	2019
Cash Flows from Operating Activities		
Comprehensive Income (Loss)	$ (2,912,074)	$ (1,755,950)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add depreciation	60,685	75,244
Add stock compensation expense	56,188	53,792
Changes to operating assets and liabilities		
(Increase) Decrease in accounts receivable	293,157	(267,419)
(Increase) Decrease in inventory	(183,149)	(265,880)
(Increase) Decrease in prepaid expenses	(10,434)	24,985
(Increase) Decrease in other current assets	(5,723)	--
Increase (Decrease) in accounts and credit cards payable	(132,249)	145,976
Increase (Decrease) in accrued expenses	7,743	38,585
Increase (Decrease) in deferred revenue	13,617	(19,879)
Increase (Decrease) in other current liabilities	7,855	--
Increase (Decrease) in interest payable and net derivative liability	541,658	136,519
Net cash used in operating activities	(2,262,725)	(1,887,819)
Cash Flows from Investing Activities		
Proceeds (acquisition) of fixed assets	(102,788)	(125,252)
Cash used on security deposits	(4,262)	--
Net cash provided by investing activities	(107,050)	(125,252)
Cash Flows from Financing Activities		
Proceeds from the issuance of convertible notes, net of offering costs	2,437,611	1,920,000
Proceeds from the issuance SAFE instruments, net of offering costs	23,307	--
Proceeds from loans payable	208,100	--
Net cash provided by financing activities	2,669,018	1,973,792
Net change in cash and cash equivalents	299,242	(37,279)
Cash and cash equivalents at beginning of period	183,770	223,049
Cash and cash equivalents at end of period	$ 483,012	$ 183,770

NOTE 1 – NATURE OF OPERATIONS

GROGURU, INC. (the "Company") was incorporated in Delaware on June 17, 2014. The Company is focused on helping farmers implement strategic irrigation management by deploying soil sensors that measure soil moisture, temperature, salinity and other data points. The Company's products wirelessly transmit this data to the cloud where AI-based recommendations are made to farmers about when and how much to irrigate their crops. The Company's solutions help farmers increase crop yield, while at the same time preserve water and other scarce resources in a sustainable way. As a result, farmers can be more efficient better utilizing resources leading to more favorable outcomes.

The Company operates in one business segment. The Company is located and headquartered in San Diego, California.

Going Concern
These financial statements are prepared on a going concern basis. Since inception, the Company has relied on the issuance of convertible notes, SAFE instruments and revenue from operations to fund its operations. As of December 31, 2020, the Company had an accumulated deficit and will likely incur additional losses prior to generating income. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities and from the issuance of convertible notes or equity. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions, contingencies and derivative and warrant liabilities.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, changes in consumer taste and other environmental factors such as climate change and other agricultural-related macroeconomic shifts. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $483,012 and $183,770 of cash on hand, respectively.

Fixed Assets
Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

As of December 31, 2020, the carrying value of outstanding notes payable approximates the estimated aggregate fair value as the embedded contingent put option is recognized at fair value and classified with the debt host. The fair value estimate of the embedded put is based on the probability-weighted discounted value of the put feature as of December 31, 2020 and 2019. The estimated fair value of the embedded put represents a Level 3 measurement.

The following table presents assets and liabilities measured and recorded at fair value on the Company's consolidated balance sheets on a recurring basis:

| | December 31, 2020 | | | |
	Total	Level 1	Level 2	Level 3
Contingent put option	$ 1,164,918	$ -	$ -	$ 1,164,918
Total	**$ 1,164,918**	**$ -**	**$ -**	**$ 1,164,918**

| | December 31, 2019 | | | |
	Total	Level 1	Level 2	Level 3
Contingent put option	$ 444,208	$ -	$ -	$ 444,208
Total	**$ 444,208**	**$ -**	**$ -**	**$ 444,208**

The following table summarizes the change in fair value of the Company's Level 3 contingent put options:

| | December 31, | |
	2020	2019
Beginning fair value	$ 444,208	$ -
Issuance	720,710	444,208
Change in fair value	-	-
Ending fair value	**$ 1,164,918**	**$ 444,208**

See Note 6 for further details on the embedded contingent put option.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred

tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100 percent valuation allowance against the net operating losses generated by the Company at December 31, 2020 and 2019.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

1. Identify the contract with the customer
2. Identify the performance obligations within the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue when (or as) the performance obligations are satisfied

In the totality of facts and circumstances, the company determined it would separate the hardware and software for the purpose of recognizing revenue as two individual performance obligations.

The software performance obligation is satisfied over time and the transfer of each month of service is measured according to the same method and therefore meets the definition of a series of distinct services "that are substantially the same and have the same pattern of transfer". The customer simultaneously receives and consumes the benefits of the Company's product, the customer has control over the app and services while the Company performs its end of the obligation to provide and maintain the software. The Company has the right for services performed to date. The Company also undertakes ongoing involvement in the maintenance of the software and ensures the infrastructure necessary to deliver continuous service is in place.

The company determined units shipped, transferred, and installed is the appropriate method to measure progress towards complete satisfaction of the performance obligation. For years ending December 31, 2020 and 2019 the Company recognized $617,986 and $674,113 in revenue, respectively.

Costs of Revenues
The Company records the direct labor, direct material, certain overhead items and depreciation as relating the costs of goods sold.

Accounts Receivable, Net
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, respectively, the company had $59,534 and $352,691 of accounts receivable, net of allowance for doubtful accounts.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – FIXED ASSETS

The balances of long-lived assets and estimated useful lives held by the Company as of December 31 consists of furniture and office equipment and software development:

Furniture and equipment

	2020	2019
Beginning balance, net	$ 8,292	$ -
Add: asset additions	2,266	9,629
Less: depreciation expense	(3,524)	(1,337)
Ending balance of furniture and equipment, net	**$ 7,034**	**$ 8,292**

Software development

	2020	2019
Beginning balance, net	$ 114,401	$ 72,685
Add: asset additions	100,522	115,623
Less: amortization expense and impairment	(57,161)	(73,907)
Ending balance of software development assets, net	**$ 157,762**	**$ 114,401**

NOTE 4 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2020 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 approximates $2.6 million. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has a single class of equity outstanding, common stock. The Company has authorized 40,000,000 shares of common stock with issued and outstanding shares of 26,822,121 and 26,138,845 as of December 31, 2020 and 2019.

Additionally, the Company has authorized 10,000,000 shares of common stock related to Equity Incentive Plans and warrants. The Company has options and warrants outstanding for an additional 6,253,899 and 6,512,329 shares as of December 31, 2020 and 2019. The Company has issued convertible debt and Simple Agreement for Future Equity ("SAFE") instruments that can convert to preferred stock (discussed more below).

NOTE 6 – DEBT

The following table provides a summary of the Company's outstanding debt as of December 31, 2020:

	Principal balance	Accrued interest	Unamortized debt discount	Net debt balance
PPP Loan	$ 208,100	$ -	$ -	$ 208,100
SAFE agreements	1,456,007	-	-	1,456,007
2019 convertible notes	1,967,500	177,225	(166,307)	1,978,418
2020 convertible notes	437,500	20,636	(54,990)	403,146
2020 SAFE agreements	23,307	-	-	23,307
2020 WeFunder convertible notes	2,019,211	49,128	(507,357)	1,560,982
Total	**$ 6,111,625**	**$ 246,989**	**$ (728,654)**	**$ 5,629,960**

The following table provides a summary of the Company's outstanding debt as of December 31, 2019:

	Principal balance	Accrued interest	Unamortized debt discount	Net debt balance
SAFE agreements	$ 1,456,007	$ -	$ -	$ 1,456,007
2019 convertible notes	1,920,000	55,452	(358,066)	1,617,386
Total	**$ 3,376,007**	**$ 55,452**	**$ (358,066)**	**$ 3,073,393**

SAFE agreements
Between December 2016 and December 2018, the Company received financing totaling $1,456,007 under a series of Simple Agreement for Future Equity ("SAFE") agreements. The SAFE agreements have unspecified terms and do not include a stated interest rate or method of settlement. All but one of the SAFE agreements have valuation caps between $2,000,000 and $5,000,000. The Company recorded a non-current liability for the amounts raised under the SAFE agreements. In 2020, the Company amended one of these SAFE agreements to increase the stated amount by $23,307, bringing the total to $1,479,314. As of December 31, 2020, no terms, aside from the valuation caps stated above, have been established for these agreements.

2019 Convertible Notes Payable
Between February and December 2019, the Company received financing totaling $1,920,000 (later amended to $1,967,500) under a series of unsecured promissory notes with unrelated parties. The promissory notes mature 24 months from the date of issuance and bear interest at the rate of 6% per annum. The promissory notes, together with all interest as accrued, can be converted into shares of the Company's common stock at the option of the noteholder, at 80% of the price paid per share for equity securities by the investors in a subsequent equity financing of no less than $3,000,000 in gross proceeds (the "contingent put option"). The contingent put option is required to be bifurcated from the debt host and measured at fair value with changes in fair value recorded in earnings (see Note 2).

With respect to an automatic conversion, the conversion price will be the lesser of (a) 80% of the per-share price of the equity securities sold or (b) the price equal to $6,000,000 divided by the aggregate number of shares of the Company's common stock immediately prior to the initial closing of such financing.

During the year ended December 31, 2020, interest expense was recognized in the amounts of $121,383 and $191,759 related to the face value interest and the amortization of the discount due to the embedded derivative instrument, respectively. During the year ended December 31, 2019, interest expense was recognized in the amounts of $55,452 and $81,067 related to the face value interest and the amortization of the debt discount due to the embedded derivative instrument, respectively. The remaining debt discount is expected to be amortized over approximately 0.7 years at an effective interest rate of approximately 20.54%, which represents the weighted average remaining term of the notes and the weighted average effective interest rate, respectively.

2020 Convertible Notes Payable
During the year ended December 31, 2020, the Company received financing totaling $437,500 under a series of unsecured promissory notes with unrelated parties. The promissory notes mature 24 months from the date of issuance and bear interest at the rate of 6% per annum. The promissory notes, together with all interest as accrued, can be converted into shares of the Company's common stock at the option of the noteholder, at 80% of the price paid per share for equity securities by the investors in a subsequent equity financing of no less than $3,000,000 in gross proceeds (the "contingent put option"). The contingent put option is required to be bifurcated from the debt host and measured at fair value with changes in fair value recorded in earnings (see Note 2).

With respect to an automatic conversion, the conversion price will be the lesser of (a) 80% of the per-share price of the equity securities sold or (b) the price equal to $6,000,000 divided by the aggregate number of shares of the Company's common stock immediately prior to the initial closing of such financing.

During the year ended December 31, 2020, interest expense for these notes payable was recognized in the amounts of $20,636 and $54,749 related to the face value interest and the amortization of the discount due to the embedded derivative instrument, respectively. The remaining debt discount is expected to be amortized over 1.0 years at an effective interest rate of 25.83%, which represents the weighted average remaining term of the notes and the weighted average effective interest rate, respectively.

Paycheck Protection Program ("PPP") Loan Payable
During the year ended December 31, 2020, the Company applied for and received a PPP loan as part of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. During the year, the Company applied for loan forgiveness in line with the terms permitted and is awaiting confirmation of such forgiveness. As the loan is expected to be forgiven in full, no interest has been accrued.

2020 WeFunder Convertible Notes Payable
During the year ended December 31, 2020, the Company received financing totaling $2,019,211 under a series of unsecured promissory notes with unrelated parties via a crowdfunding effort (under Reg CF and Reg D regulations). The promissory notes mature 24 months from the date of issuance and bear interest at the rate of 6% per annum. The promissory notes, together with all interest as accrued, can be converted into shares of the Company's common stock at the option of the noteholder, at 80% of the price paid per share for equity securities by the investors in a subsequent equity financing of no less than $3,000,000 in gross proceeds (the "contingent put option"). The contingent put option is required to be bifurcated from the debt host and measured at fair value with changes in fair value recorded in earnings (see Note 2).

For certain of the convertible notes ("Early Bird" notes), favorable terms were granted. With respect to an automatic conversion, the conversion price will be the lesser of (a) 80% of the per-share price of the equity securities sold or (b) the price equal to $7,500,000 divided by the aggregate number of shares of the Company's common stock immediately prior to the initial closing of such financing.

For all other noteholders in the WeFunder fundraising effort, with respect to an automatic conversion, the conversion price will be the lesser of (a) 80% of the per-share price of the equity securities sold or (b) the price equal to $8,500,000 divided by the aggregate number of shares of the Company's common stock immediately prior to the initial closing of such financing.

During the year ended December 31, 2020, interest expense for these notes payable was recognized in the amounts of $49,128 and $103,614 related to the face value interest and the amortization of the discount due to the embedded derivative instrument, respectively. The remaining debt discount is expected to be amortized over 1.6 years at an effective interest rate of 26.63%, which represents the weighted average remaining term of the notes and the weighted average effective interest rate, respectively.

Financing Costs
The Company incurred financing costs of $66,600 related to the WeFunder convertible notes. These costs have been present on the balance sheet netted against the associated convertible notes. These financing costs will be amortized through interest expense over the life of the notes.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 8 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020, the Company did not enter into or complete any material transactions with related parties that require disclosure.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company anticipates conducting offerings in 2021 and selling additional securities in offerings intending to be exempt from registration under the Securities Act in reliance on Regulation Crowdfunding.

Stock Option Grant
On March 5, 2021, the Board of Directors approved a stock option grant to employees and non-employees totaling 2,500,000 shares with strike prices between $0.05 and $0.06 per share and vesting start dates from January 1, 2021 to March 1, 2021.

Management's Evaluation
Management has evaluated subsequent events through March 15, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.